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                                                              File No. 333-47948

                       Securities and Exchange Commission
                             Washington, D.C. 20549
                             ----------------------


              APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT


                           First Avenue Networks, Inc.
                           ---------------------------
                              (Name of Registrant)



        Delaware                                          52-1869023
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(State of Incorporation)                    (IRS employer identification number)



          230 Court Square, Suite 202, Charlottesville, Virginia 22902
          ------------------------------------------------------------
                           (Principal office address)



     Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, the undersigned agent for service named in the Registration Statement on Form S-3 (the "Registration Statement"), File Number 333-47948, relating to shares of Common Stock (the "Shares") of First Avenue Networks, Inc. (formerly Advanced Radio Telecom Corp.) (the "Company"), hereby requests that the Registration Statement be withdrawn, effective immediately. In connection with the Company's reorganization under Chapter 11 of the Bankruptcy Code, all shares of the Company's pre-Chapter 11 Common Stock, including the Shares, were cancelled. None of the Shares have been sold.

                                          FIRST AVENUE NETWORKS, INC.


                                          By   /s/ Thomas M. Walker
                                             -----------------------------------
                                               Thomas M. Walker, Esq.
                                               Agent for Service named
                                               in the Registration Statement